FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of  12 November, 2008

SIGNET JEWELERS LIMITED
(Translation of registrant's name into English)

Clarendon House,

2 Church Street,

Hamilton HM11,

Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signet
 Jewelers Limited
 (NYSE and LSE: SIG)

Embargoed until
9.00

am
 (
EST)

12

Novem
ber

2008

Terry burman to remain group ceo
until january 2011

Signet Jewelers Ltd ("Signet") today announced that Terry Burman has agreed to remain as Group Chief Executive Officer until January 29, 2011, at which time he will retire.
Sir Malcolm Williamson, Chairman, commented: "I am delighted that Terry will continue to lead Signet for the next three Holiday Seasons. The board will conduct a succession process involving both internal and external candidates."

Enquiries:
    Tim Jackson, Investor Relations Director
    +1 441 296 5872

Press:
    John Dudzinsky, Taylor Rafferty
                           +1 212 889 4350
                Jonathan Glass,
Brunswick
                                     +44

(0)20 7404 5959

Signet operated 1,9
91
 specialty retail jewelry stores at
 November 1,
 2008; these included 1,4
31
 stores in the
US
, where the Group trades as "Kay Jewelers", "Jared The Galleria Of Jewelry" and under a number of regional names. At that date Signet operated 5
60
 stores in the
UK
, where the Group trades as "H.Samuel", "Ernest Jones" and "Leslie Davis". Further information on Signet is available at www.signet jewelers
.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET JEWELERS LIMITED

By: /s/ Walker Boyd

Name: Walker Boyd
Title: Group Finance Director

Date: 12th November, 2008